Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

December 15, 2008

Mr. Larry Siegel

Assistant Director

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Communications Systems, Inc.

Form 10-K for year ended December 31, 2007

Filed on March 31, 2008

File No. 000-31588

Dear Mr. Siegel:

As requested, Communications Systems, Inc. (“we” or the “Company”) hereby responds to your letter dated November 21, 2008 commenting on our Form 10-K for the year ended December 31, 2007 (the “ 2007 10-K”) and information in the proxy statement for the 2008 Annual Meeting of Shareholders that was incorporated by reference. For convenience and clarity, we have set forth the text of your comments below.

Form 10-K for the year ended December 31, 2007

Item 1A.  Risk Factors, page 9

1.         In future filings, please set forth each risk factor under a subcaption that adequately describes the risk. Refer to Item 503(c) of Regulation S-K.

We acknowledge that sub-captions should have been provided for each risk presented under Item 1A in the 2007 10-K. As you have requested, we will, in future filings, supply sub-captions that adequately describe each risk as required by Item 503(c) of Regulation S-K.

2.         We note the disclosure under your first bullet point of this section indicating that management had not yet completed “the process of documenting and testing its internal controls as required by the Sarbanes-Oxley Act of 2002.” However, later under Item 9A, your disclosure indicates that management conducted an evaluation of the company’s internal control over financial reporting as of December 31, 2007, and concluded that it was not effective. Please advise.

We now recognize the inconsistency between our disclosure under Item 1A in the 2007 10-K and our disclosure under Item 9A in regard to our compliance with the Sarbanes Oxley Act of 2002. The intent of the disclosure under Item 1A was to indicate that, although we were in compliance with Section 404, we did have a material weakness as indicated in Item 9A, that the remediation of our material weakness was an ongoing process and that there could be no assurance we would be successful in our efforts. The disclosure under Item 1A should have more clearly indicated that we did conduct an evaluation of internal control over financial reporting as of December 31, 2007 (as required under Section 404), and that a material weakness was identified.

December 15, 2008

Item 5.   Market for Registrant’s Common Equity and Related Stockholder Matters, page 12

Repurchases of Issuer’s Equity Securities, page 14

3.         In future filings, please comply with Item 703 of Regulation S-K. Specifically, please include footnote disclosure provided by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703 relating to all repurchasing plans publicly announced. We note the adoption of a plan during your third quarter of 2007; however, appropriate footnote disclosure was not included in your third quarter Form 10-Q either.

We now recognize that our 2007 10-K did not contain a disclosure which fully complied with Item 703 of Regulation S-K. Both in our future 10-Ks, and in our future quarterly reports on Form 10-Q, we will comply with Item 703, including supplying appropriate footnotes as required by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.         In future filings, please consider including an “overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:

•

include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

•

provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

We accept this recommendation, and in future filings on Form 10-K we will provide an “overview section” for Item 7, Management’s Discussion and Analysis of Form 10-K. Further, we appreciate the specific suggestions you have made and will use them in guiding the preparation of this overview.

December 15, 2008

5.         In future filings, you should consider providing more analysis as to reasons behind your period-to-period changes in your “results of operations” section. More detail should be provided as to why line items have changed and whether any changes have prospective implications. In addressing prospective financial condition and operating performance, these are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

While we believe we have provided some analysis of period-to-period changes in our results of operation section, we recognize that our analysis of past performance could provide additional information regarding the reasons for period-to-period changes, which we will endeavor to supply in our future filings. Additionally, in our future filings, we will consider providing forward looking information where trends and uncertainties are known and such trends and uncertainties are material.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Role of the Compensation Committee and the Board, page 8

6.         For purposes of Item 407(e)(3)(ii) of Regulation S-K, please identify in future filings, any role executive officers of the company have in determining or recommending the amount of or form of executive and director compensation.

No executive officer of the Company “determines” the amount or form of compensation paid to any executive officer or to directors. The determination of compensation paid to executive officers and directors is entirely within the purview of the Compensation Committee. In determining compensation of executive officers, the Compensation Committee solicits advice and recommendations from the CEO and CFO regarding compensation paid to officers other than themselves. In our future filings, as required by Item 407(e)(3)(ii) of Regulation SK, we will provide this and related information regarding the role executive officers have in determining or recommending the amount of or form of executive and director compensation.

7.         We note your disclosure on page 9 related to the Compensation Committee’s use of surveys in determining “competitive levels of overall cash compensation.” It appears that the Compensation Committee uses the surveys underlying the comparable companies for benchmarking purposes. If so, you must identify the companies used in the surveys. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

Our use of the word “determining” in our statement that the Compensation Committee uses surveys in determining “competitive levels of overall cash compensation” was not intended to suggest that surveys are used for benchmarking purposes. Rather, surveys are used as one point of reference along with others in making a judgment as to whether or not cash compensation is “competitive.” In addition, because we are a smaller reporting company under Rule 12b-2 of the Exchange Act, Item 402(b)(2)(xiv) of Regulation S-K is not applicable pursuant to Item 402(l) of Regulation S-K, and there does not appear to be any corresponding requirement contained in the applicable provisions of Item 402, sub-paragraphs (m) to (r) of Regulation S-K.

December 15, 2008

Compensation Philosophy and Overview of Executive Officers Compensation, page 9

8.         If future filings, please expand your analysis to discuss your compensation philosophy in the context of the actual levels of compensation paid for the last completed fiscal year. For example, discuss how the amounts paid with respect to your non-equity incentive plan compensation relate to the actual targets set for each performance measure.

This comment appears to stem from the requirements of Item 402(b) of Regulation S-K which is applicable to reporting companies other than smaller reporting companies. Because we are a smaller reporting company, subject to subparagraphs (m) through (r) of Item 402 of Regulation S-K, rather than sub-paragraphs (a) to (k), we have opted to provide scaled disclosure rather than the disclosure required under Item 402(b). Further, we believe we have supplied greater narrative information than what appears to be called for by Item 402, subparagraphs (o) and (q).

Discussion of Elements of Executive Officer Compensation, page 9

9.         We note that base salary and annual incentive plan awards are tied to the achievement of specified performance targets. In future filings, please disclose the performance targets that are used in the adjustment of base salary and those performance targets set for the achievement of incentive compensation. If you believe that disclose of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

This comment also seems to be based upon the requirements of Item 402(b) of Regulation S-K which we do not consider to be applicable to us for the reasons stated above. In addition, disclosure of performance targets would provide competitive harm, but we do not think it is necessary to make a showing of competitive harm given that the inapplicability of Items 402(b). Also, as stated above, we believe that the level of our disclosure is more than what would be considered an adequate level of disclosure by a smaller reporting company and are willing to provide such disclosure given that it does provide investors with a better understanding of our compensation policies and practices.

December 15, 2008

Summary Executive Compensation Table, page 11

10.       It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, these amounts should be reported in your summary compensation table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures.

Given that annual incentive payments earned by executives are based upon meeting pre-established performance targets that have been communicated to executives, we will discontinue referring to these payments as bonus awards. In the future we will either present this compensation information in a separate column captioned “Short Term, Non-Equity Incentive Compensation” (in order to distinguish it from long term Non-Equity Incentive Plan Compensation) or combine the short term and long term non-equity incentive plan compensation in one column together with footnote disclosure regarding amounts earned under each category.

11.       We note your disclosure in footnote four discussing Mr. Sampson’s retirement from the position of Chief Executive Officer in June of 2007. In addition, we note the company’s disclosure stating Mr. Sampson continued as Chairman of the Board of Directors’ after June of 2007. Please confirm in your response letter that the amount of Mr. Sampson’s compensation earned as a Director would not have required disclosure under the “Director Compensation” table on page 13, or in an appropriate footnote to the “Summary Executive Compensation” table on page 11.

Mr. Curtis Sampson was not separately compensated as a director in 2007. In the period following his retirement as Chief Executive Officer in June 2007 Mr. Sampson continued as an employee of the Company for the remainder of the year and received compensation only as an employee of the Company consistent with the Company’s policy that employees serving as directors are not separately compensated for service on the Board. After June 2007, as an employee of the Company, Mr. Sampson provided transitional support to his successor, Mr. Berg, in various areas of the Company’s business, including, but not limited to, implementing improvements in cash management and providing advice on operational and accounting issues related to the business activities of the Company’s subsidiary JDL Technologies subsidiary with the US Virgin Islands Department of Education. The following paragraph provides further detail regarding Mr. Sampson’s compensation after June 2007.

December 15, 2008

Mr. Sampson was the principal founder of the Company and its only CEO for 37 years and possesses a wealth of experience and understanding of the Company’s business. Accordingly, the Company’s Board of Director and, in particular, its Compensation Committee agreed with Mr. Sampson that he would have greater continuing role with the Company after June 2007 than is expected of other non-executive directors and that he should receive compensation substantially greater than that paid to other non-executive directors. Prior to June 2007, Mr. Sampson received base compensation at the annual rate of $212,000 and participated in the annual bonus plan, as well as the long term non-equity incentive plan, and it was agreed he would continue at this level of compensation for several months after stepping down as CEO in consideration for his role in facilitating a smooth transition to a new CEO. In October 2007 the Compensation Committee recommended, and the Board approved, effective November 1, 2007, reducing Mr. Sampson’s base compensation as an employee to the annual rate of $172,500, along with proportionate reductions in his incentive compensation opportunities, and also approved that this level of compensation would remain in effect until the 2008 Annual Meeting of Shareholders. This level of compensation recognized Mr. Sampson would, for a number of months into 2008, continue to devote a substantial amount of time to working with Mr. Berg on transition issues. In addition, in October 2007, the Compensation Committee recommended, and the Board approved that, beginning as of the date of the 2008 Annual Shareholders Meeting (which was held on May 21, 2008), Mr. Sampson would (a) begin receiving compensation at the annual rate of $130,000, as well as a Company car and cell phone, in consideration for providing on-going consulting services to the Company and (b) begin receiving, separately, cash and option compensation for service as a director that was equal to the compensation paid to the other, non-employee directors. The agreement regarding consulting services by Mr. Sampson that became effective on May 21, 2008 is subject to review, and requires renewal, on an annual basis beginning in May 2009.

Given the foregoing we believe that the information presented in the Summary Compensation Table and under Director Compensation in the Proxy Statement incorporated by reference into the 2007 10-K was accurate. Nevertheless, we now recognize that by means of a footnote to the Summary Executive Compensation table on page 11 we should have explained that Mr. Sampson continued as an employee of the Company after June 2007 and continued to provide a substantial level of services to the Company for the remainder of the year. We do not, however, believe the absence of this information is material and, therefore, it is our view that disclosure of this information by an amendment of Part III, Item 11 of the 2007 10-K is not necessary. The details of the compensation of Mr. Sampson for services other than as a director, as well as for his services as a director, will, of course, be disclosed under “Director Compensation” in the Company’s proxy statement for its 2008 Annual Shareholder’s Meeting.

Director Compensation, page 13

12.       We note your current report on form 8-K, filed with the Commission on June 22, 2007, announcing the retirement of Wayne E. Sampson as a director on June 21, 2007. Please confirm in your response letter that the amount of Mr. Sampson’s compensation earned prior to his retirement would not have required him to be included as part of the company’s director compensation disclosures required under Item 402(r) of Regulation

S-K.

Failure to disclosure Mr. Wayne E. Sampson’s compensation as a director for part of 2007 was an oversight. His cash compensation through June 21, 2007 was $14,500 and in 2007 he received stock options valued at $8,190. While we regret this omission, we believe the amount involved was not material and therefore it is our view that disclosure of this information by an amendment of Part III, Item 10 of our 2007 10-K is not necessary.

___________________

December 15, 2008

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses resolve your comments to the 2007 10-K. However, if any additional information would be of assistance to you, please contact Richard Primuth of our legal counsel, Lindquist & Vennum P.L.L.P., at (612) 371-3211.

Sincerely,

/s/ Jeffrey K. Berg

Jeffrey K. Berg

Chief Executive Officer

cc:	Richard A. Primuth, Esq.

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Reid Hooper